FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.........0.5
(Print or Type Responses)

1. Name and Address of Reporting Person* Lipke, Brian J.	2. Issuer Name and Ticker or Trading Symbol Gibraltar Steel Corporation - Rock						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Chairman and Chief Executive Officer
(Last) (First) (Middle) 3556 Lake Shore Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####			4. Statement for Month/Day/Year Apr. 22, 2003
(Street) Buffalo, NY 14219				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								892,002	I	(1)
Common Stock								3,137,915	I	(2)
Common Stock								51,965	D
Common Stock								7,005	I	(3)
Common Stock								5,605	I	(4)
Common Stock								6,700	I	(5)
Common Stock								3,480	I	(6)
Common Stock								61,085	I	(7)
Common Stock								60,880	I	(8)
Common Stock								30,000	I	(9)
Common Stock								5,800	I	(10)
Common Stock								5,940	I	(11)
Common Stock								1,385	I	(12)
Common Stock								129,821	I	(13)
Common Stock	(14)		B		7.23	A	(14)	3320.04	I	(15)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any, (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Derivative Securities: Direct(D) or Indirect(I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (right to buy)(16)	$10.00			J				11/01/1995	10/31/2004	Common Stock			15,000	D
Option (right to buy)(16)	$21.75			J				07/08/1998	07/08/2007	Common stock			25,000	D
Option (right to buy)(17)	$22.50			J				03/27/1999	03/27/2008	Common stock			50,000	D
Option (right to buy)(17)	$14.07			J				07/18/2001	07/18/2010	Common stock			12,500	D

Explanation of Responses:
(1)Represents shares held by a trust for the benefit of reporting person of which he serves as one of three trustees and shares voting and investment power.

(2)Represents shares held by four trusts for the benefit of insiders of Gibraltar Steel Corporation, each of which the reporting person serves as one of three trustes and shares voting and investment power and as to which he disclaims beneficial ownership.

(3)Represents shares held by a trust for the benefit of reporting person's daughter (Katherine Victoria).

(4)Represents shares held by trust for the benefit of a child (Carlisle Lipke-Ricci) of an insider of Gibraltar Steel Corporation, which the reporting person serves as one of four trustees and shares voting and investment power and as to which shares he disclaims beneficial ownership.

(5)Represents shares held by trust for the benefit of a child (Kenneth Eric Lipke) of an insider of Gibraltar Steel Corporation, which the reporting person serves as one of three trustees and shares voting and investment power and as to which shares he disclaims beneficial ownership.

(6)Represents shares held by reporting person as custodian for daughter under UGMANY.

(7)Represents shares held by Trust created under the Last Will and Testament of Kenneth E. Lipke for the benefit of reporting person's mother as to which Trust reporting person serves as one of three trustees and shares voting and investment power.

(8)Represents shares held in a Trust for the benefit of reporting person of which the reporting person serves as one of five trustees and shares voting and investment power.

(9)Represents shares held in a trust for the benefit of an insider of Gibraltar Steel Corporation, of which the reporting person serves as one of five trustees and shares voting and investment power, and as to which shares he disclaims beneficial ownership.

(10)Represents shares held by trust for the benefit of a child (Erica Rae Lipke) of an insider of Gibraltar Steel Corporation, which the reporting person serves as one of three trustees and shares voting and investment power and as to which shares he disclaims beneficial ownership.

(11)Represents shares held by a trust for the benefit of reporting person's daughter (Elissa Kristina).

(12) Represents shares held by reporting person as custodian for relative under UGMANY (Jonathon Solomon).

(13)Represents the reporting person's pecuniary interest in the shares of Gibraltar Steel Corporation common stock held by Rush Creek Investment Co., L.P.  The reporting person disclaims beneficial interest in such shares, except to the extent of his beneficial interest.

(14) Represents the net effect of shares purchased and sold from January 1, 2003 through March 31, 2003 pursuant to the Gibraltar Steel Corporation 401(k) Savings Plan at an average price of $18.27 per share.  The information reported herein is based on a Plan Statement dated April 10, 2003.

(15)Gibraltar Steel Corporation 401(k) Savings Plan.

(16)Grant to reporting person of option to buy shares of common stock under the Gibraltar Steel Corporation Non-Qualified Stock Option Plan. The options are exercisable at the rate of 25% per year.

(17)Grant to reporting person of option to buy shares of common stock under the Gibraltar Steel Corporation Incentive Stock Option Plan. The options are exercisable at the rate of 25% per year.

/s/Brian J. Lipke	04/22/2003

** Signature of Reporting Person	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.